Item 7:Protection of Confidential Trading Information

b. *Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS StockATS, including:*

   i. *written standards controlling employees of the ATS that trade for employees' accounts; and*

   ii. *written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.*

BACKGROUND AND SCOPE: ILLC's primary system comprises an integrated core messaging system with numerous applications providing, reading, and consuming data messages from the core messaging system (the "**ILLC Core**"). The Conditional, VWAP and MOC Crosses (*e.g.*, matching engine and associated applications) and ILLC's systems used to support its agency broker-dealer business primarily run on the ILLC Core.

The CBX Main Session operates on standalone hardware comprising dedicated servers and software applications (collectively the "**CBX Main System**", separate from the ILLC Core described above. ILLC maintains policies and procedures designed to safeguard the confidential trading information of ~~Subscribers~~ the CBX as well as virtual barriers to prevent unauthorized access to such information.

The ILLC Core is the conduit through which firm-wide order information is processed (*e.g.*, agency broker-dealer order and execution information and certain ATS order information). Indirect Subscriber order information~~s~~ routed to a Crossing Session via an Instinet Trading Product passes through the ILLC Core. Direct Subscriber orders routed to the Main Session via dedicated FIX connections do not pass through the ILLC Core in route to the ATS. All orders routed to the VWAP and MOC Crosses ATS pass through the ILLC Core.

Each application on the ILLC Core subscribes to different message types and is permissioned to subscribe only to the message types necessary for its designated function. For example, the Instinet Trading Products (Instinet Algorithms, SOR, and OMS/EMS) are subscribed to utilize messages regarding the orders routed by the relevant product, including where orders were routed and/or executed, which may include a Crossing Session or any other market center. ~~The Instinet Trading Products may not access data messages related to other ILLC functions, including data messages related to the VWAP and MOC Crosses generally, Direct Subscriber orders, ATS order priority, or counterparty information.~~

The CBX Main System provides a real-time, continuous data feed (the "CBX Main System data feed") to the Broker-Dealer Operator's SOR that contains aggregated and anonymized buy and sell information for resting orders in the CBX Main Session. The data feed includes symbol, side (buy or sell), and aggregated quantity. The data feed includes aggregated orders from Direct and Indirect subscribers sent to the CBX Main session. The feed is used by the SOR solely for the purposes of determining whether to route an order to the CBX Main Session and is not used for non-routing purposes.

Except as described above, the Instinet Trading Products may not access data messages related to other ILLC functions, including data messages related to the VWAP and MOC Crosses

generally, Direct Subscriber orders, ATS order priority, or counterparty information,

EMPLOYEES WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION: Instinet does not have any employees solely responsible for the ATS. The employees described in response to Part II, Item 6(a) have access to Subscriber confidential trading information. These employees are prohibited from sharing any Subscriber confidential trading information with persons not expressly permissioned to receive such information under Instinet policy, as described in Part II, Item 7(a) of this form.

Physical access to Instinet's servers and databases is limited to employees responsible for operating the system and is generally further limited to employees performing necessary IT functions. Instinet servers and databases are housed in locked rooms requiring keycard access. Entry and exit is monitored via video surveillance. ILLC reviews and permissions employees for physical access to Instinet's servers and databases in accordance with the policies and procedures outlined in Part II, Item 7(a) (ii) below.

SYSTEMS WITH ACCESS TO DIRECT SUBSCRIBER CONFIDENTIAL TRADING INFORMATION: ILLC Data messages are periodically written to a database for storage and retention (the "**Core Database**"). This information includes Direct and Indirect Subscriber order and execution information from both the CBX Main System and the ILLC Core systems, as well as other ILLC data. Instinet maintains certain support tools, which allow a user to query the Core Database for the purposes of monitoring, reporting, and testing the Instinet systems and applications, including the ATS (the "**Support Tools**").

Access to the Support Tools is limited to personnel supporting the operations of the CBX Main System and the ILLC Core and related databases and compliance supervisory personnel. Employees responsible for operating the CBX Main System include Operations and Technology Personnel and ETP Personnel whose responsibilities include the operation of the ATS. Members of the Liquidity Venues Team are permissioned to access Subscriber order and execution information. ATS data, including Direct and Indirect Subscriber order and execution information, is a subset of the data retained on the Core Database. ILLC personnel whose responsibilities include the operations of the ATS and related systems or its compliance with applicable rules, may be permissioned to access Subscriber order and execution information via the Support Tools. Other ILLC personnel may be permissioned for access to the Support Tools, but will be prevented from accessing subscriber confidential trading information. ILLC reviews and permissions employees for access to the Support Tools in accordance with the policies and procedures outlined in Part II, Item 7(a)(ii) below.

As stated in response to Part II, Item 6, AWS provides cloud storage and retention of certain ILLC data. This information includes Direct and Indirect Subscriber order and execution information from both the CBX Main System and the ILLC Core systems, as well as other ILLC data. Initially, such information will be periodically transmitted to AWS for storage and retention in tandem with ILLC's internal Core Database. The purpose of this tandem transmission is to explore the feasibility of a third-party solution and replace the Core Database hardware and inhouse support tools described herein.

During this initial period, access to the Core Database will remain as described in this Part II,

Item 7. Access to ILLC's data through AWS will be limited to Technology and Operations Personnel for the purpose of testing and implementing ILLC's transition to a third-party solution for data storage and retention.

The CBX Main System data feed, as described above, is made available to the SOR. CBX does not provide client specific information in the data feed to the SOR. The CBX Main System data feed includes aggregated order information from Direct and Indirect subscribers sent to the CBX Main session. The feed is used by the SOR solely for the purposes of routing decisions and is not used for non-routing purposes. The SOR does not share any information within the data feed with any other Instinet systems or third parties, other than personnel who require access to perform maintenance or to address technological, legal or compliance issues that may arise with CBX or the SOR.

SYSTEMS WITH ACCESS TO INDIRECT SUBSCRIBER CONFIDENTIAL TRADING INFORMATION: The Newport OMS and Instinet Algorithms (including the SOR) can transmit ~~Subscribers'~~ confidential trading information to the extent orders are managed by the Newport OMS or routed through an Instinet Algorithmic strategy. Data related to Indirect Subscriber orders managed by the Newport OMS or routed through an Instinet Algorithmic~~s~~ strategy is accessible through certain GUIs that can disseminate information regarding the destination market center for a given order (e.g., a Specific Crossing Session) and whether a previously routed order was executed or cancelled.

Through the Newport OMS, Technology and ETP Personnel who support the Instinet Algorithms or the OMS utilized may access real-time and post-trade Indirect Subscriber order and execution information routed or managed through the relevant strategy or OMS (Direct Subscriber order and execution information will not pass through an Instinet OMS or the Instinet Algorithms/SOR). Sales and Trading Personnel may also be permissioned, based on client coverage, to access real-time and post-trade order and execution via the Newport OMS.

Note, certain members of the Electronic Sales Trading component group of the ILLC trading desk are considered client coverage for all clients utilizing the Instinet Algorithms.

Note, the information available to such support or trading personnel is provided by systems supporting the relevant strategy or OMS and does not include information regarding an order's priority or status in the ATS or another market center. Information regarding ATS orders and executions that do not relate to the relevant strategy or were not managed by the OMS is not transmitted by these systems.

The CBX Main System data feed, as described above, is made available to the SOR for the purposes described above. CBX does not provide client specific information in the data feed to the SOR. The CBX Main System data feed includes aggregated orders from Indirect and Direct subscribers sent to the CBX Main session. The feed is used by the SOR for the purposes of routing decisions and is not used for non-routing purposes. The SOR does not share information within the data feed with other Instinet systems or third parties, other than personnel who require access to perform maintenance or to address technological, legal or compliance issues that may arise with CBX or the SOR.

With respect to orders routed to the CBX Main Session through or by the SOR, the SOR will have information relating to the identity of the Subscriber submitting the order, as well as the price, side, symbol, order type, and the order attributes described in this Section.

SUBSCRIBER CONFIDENTIAL TRADING INFORMATION SAFEGUARDS: ILLC requires permissioned logins to access Instinet Systems. Additionally, Instinet's global cyber security efforts, including measures to detect and prevent unauthorized access to Instinet systems, apply to ILLC and its affiliates, including the operation of the ATS. Relevant Principals and Supervisors must approve employee access to Instinet systems, including the ATS and the applications with the ability to access Subscriber confidential trading information outlined above.

SEPARATION: ILLC has implemented physical and virtual information barriers to separate ATS data from other ILLC data and, in turn, separate personnel and systems with access to Subscriber confidential trading information from those not permitted to access such information.

ACCESS TO DIRECT SUBSCRIBER INFORMATION: Employees seeking to access the systems that may transmit or disseminate Direct Subscriber Information (see above section titled Systems with Access to Direct Subscriber Confidential Trading Information) must receive approval from the ATS Supervisor. In reviewing such requests, the ATS Supervisor considers factors including the employee's current role and whether the employee performs a function related to the operations of the ATS and related systems or its compliance with applicable rules that requires access to Direct Subscriber information. An employee's request for access may be denied if, based on the ATS Supervisor's review: (1) the employee's stated job function does not relate to the operations of the ATS and related systems or its compliance with applicable rules, (2) the employee has requested a type of permissioning (see below) that is too broad for the employee's stated job function, or (3) the employee can perform their stated duties without such access.

If an employee changes roles, the ATS Supervisor will adjust the employee's access to appropriately reflect the employee's new role. Based on this review, the ATS Supervisor or delegate may revoke, suspend, or modify access.

Decisions to approve access are subject to a periodic review pursuant to ILLC's Regulation ATS written supervisory procedures ("**WSPs**") described below. On a monthly basis, the ATS Operations Principal or delegate conducts a review to confirm the appropriateness of user access to Subscriber confidential trading information, including verification that users whose roles have changed and/or, employees who have been inactive, transferred or terminated have their permissioned access modified accordingly. Based on this review, the ATS Supervisor or delegate may revoke, suspend, or modify access.

ACCESS TO INDIRECT SUBSCRIBER INFORMATION: Employees seeking to access the systems that may transmit or disseminate Indirect Subscriber information (see above section entitled Systems with Access to Indirect Subscriber Confidential Trading Information) may be permissioned to do so on an as needed basis.

ACCESS TO CBX MAIN SESSION DATA FEED - DIRECT AND INDIRECT SUBSCRIBER INFORMATION

The CBX Main Session Data Feed is made available to the SOR via an application on the ILLC Core which is permissioned to subscribe to the specific message type. The CBX Core transmits to the ILLC Core details of the order book without client identifying information. Employees seeking to access the CBX Main Session Data Feed must receive approval from the ATS Supervisor, as described above, prior to being enabled for access by the Client On-boarding team.

PERSONAL TRADING RESTRICTIONS: Instinet Incorporated maintains an Employee Investment Policy (the "**EIP**") which covers employees of all U.S. subsidiaries, and includes employees supporting the ATS. The EIP is designed to encourage long-term investments and prohibits employees from engaging in day-trading activities. Instinet prohibits all employees, including those with access to Subscriber Confidential Trading Information, from trading based on non-public, or other confidential information.

The EIP requires employees to maintain EIP covered accounts at specified brokers that have agreed to provide Instinet daily trading information for employee personal accounts. EIP covered securities are subject to a 15-day holding period.

Prior to entering any trades in a personal account covered by the EIP, employees must enter a trade approval request via the Personal Trading Control Center ("**PTCC**") tool and receive an approval from both their supervisor and PTCC group. The PTCC tool requires the employee to certify that the employee: (1) is not in possession of any material non-public information concerning the security or commodity the employee proposes to buy or sell; (2) does not know of a pending customer trade nor of a pending research report in the security or commodity; (3) is not engaging in personal trading activity that violates Instinet's policies and procedures, including the Code of Ethics, or any duties owed to Instinet or its clients; (4) has reviewed Instinet's restricted list and the proposed transaction is not on the restricted list; (5) has confirmed that the proposed transaction meets the holding period requirement; (6) agrees that the proposed transaction must be effected on the same day on which approval is given; and (7) has confirmed that the proposed transaction(s) does not involve the purchase of an initial public offering (IPO) or any other type of new equity issue.

In approving or denying such a request, supervisors may review the employee's trades for any unusual activity, possible front-running customer trades or research, or conflicts with any of Instinet's businesses.

In addition, supervisors consider whether transactions are appropriate, given the employee's economic status and investment experience and whether the transactions are of such a frequency that they may distract the employee from his or her responsibilities at Instinet.

Separately, the Compliance Department reviews personal trades daily and consults with managers if irregularities are identified.

Generally, if an approval for an employee trade is given, it remains in force for the trading day in which it was received. Once an employee receives written confirmation approving a covered

transaction, the employee may enter a trade in that symbol.

Employee supervisors review each employee's trading activity on a post trade basis and check for irregularities and potential red flags. In the event any irregularities or red flags are discovered, supervisors are to escalate the matter to Instinet management and the ILLC Chief Compliance Officer. Instinet, in its discretion, may take any action against an employee found to have violated the EIP, up to and including termination.

CONFIDENTIAL INFORMATION AND INSIDER TRADING: Instinet Incorporated maintains a policy regarding confidential information and insider trading which covers employees of all U.S. subsidiaries, including employees supporting the ATS.

Employees must not disclose any confidential information to anyone who is not authorized by Instinet to receive it pursuant to these policies and may not use such information, other than in the course of their employment and in connection with the performance of the duties for which access to such information has been granted. Accordingly, employees may not use confidential information to: (1) trade securities for their own accounts, accounts in which they have a direct or indirect beneficial interest, or accounts over which they can exercise control; or (2) advise relatives, friends, or other persons about possible securities transactions. Nor may employees authorize anyone else to disclose or use confidential information in a manner that would violate these prohibitions.

WRITTEN PROCEDURES: ILLC's Regulation ATS WSPs provide specific guidelines for the initial review and approval process, as well as the ongoing evaluation of, employee access to ATS data.

Prior to granting any employee access to Instinet's systems, including the ATS and the applications with the ability to access Subscriber confidential trading information (including the CBX Main Session Data Feed), the ATS Supervisor must review and document each employee's level and type of access requested, the role and responsibilities of the employee, and the purpose for which access was requested.

On a monthly basis, employee access is reviewed to determine whether their level of access to Instinet's systems, including the ATS and the applications with the ability to access Subscriber confidential trading information remains appropriate. The ATS Supervisor must document each review and the changes made, if any, to employee access.

Periodically, the Internal Audit group reviews the ATS operations generally. Such reviews typically include testing the ATS WSPs, assessing the ATS Supervisor's review of employee access, and confirming that each review has been properly documented.

Part III

Item 15: Display

b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

☒ *Yes*　☐ *No*

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

MAIN SESSION, VWAP CROSS, AND MOC CROSSES: Subscriber orders and trading interest bound for or resting in the Main Session, the VWAP Cross, or the MOC Cross are not displayed to any Persons for the purposes of the display requirements under Rule 301(b)(3) of Regulation ATS.

However, certain information in CBX is provided on a real-time, continuous basis, only to the Broker-Dealer Operator's SOR. The SOR receives a data feed that contains aggregated and anonymized buy and sell information for resting orders in the CBX Main Session. The data feed includes symbol, side (buy or sell), quantity available for all available price levels where there is an open order at that price level, and a timestamp of the last price or size change in the feed for that security. The data feed includes orders from Direct and Indirect subscribers sent to the CBX Main session. In a situation where all of the interest on a given side of the market is reflected by a single order, that interest will still be included in the feed. The interest will be anonymized, and the feed will not reflect that it is comprised of a single order.

The feed is used by the SOR for the purposes of routing decisions and is not used for non-routing purposes. In addition, when the SOR of the Broker-Dealer Operator routes an order to CBX, it necessarily knows that such order was routed to CBX. Subscribers may not opt out of having their resting orders included in the data feeds.

CONDITIONAL SESSION: For the Conditional Session, when there is a potential match, the ATS will send a Firm-Up message, which includes symbol, side, size and price of the contra-side interest. This information is only sent to the ILLC Instinet Algorithms. Direct Subscribers are not eligible to send orders to the Conditional Session. The transmission, receipt, and responses related to Firm-Up messages are automated and occur in in sub-second times.

b. *If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?*

~~X~~☐ *Yes*　☐ X *No*

If no, identify and explain any differences.

As indicated above, the information is made known only to the Broker-Dealer Operator's smart order router, as described in Part II, Item 7(a).